UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Black Spade Acquisition Co

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G11537 100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number G11537 100 has been assigned to the Class A ordinary shares of the Issuer, which are quoted on NYSE under the symbol “BSAQ.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G11537 100	Schedule 13G

1	NAME OF REPORTING PERSON Black Spade Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,294,274 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,294,274 (1)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,294,274 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.6% (1)
12	TYPE OF REPORTING PERSON CO

(1)

See Item 4 below. The Reporting Person owns 3,294,274 Class B Ordinary Shares of the Issuer, which are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-257517).

Item 1(a). Name of Issuer:

Black Spade Acquisition Co (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong

Item 2(a). Name of Person Filing:

Black Spade Sponsor LLC (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong

Item 2(c). Citizenship:

Cayman Islands

Item 2(d). Titles of Classes of Securities:

Class B Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number G11537 100 has been assigned to the Class A ordinary shares of the Issuer, which are quoted on NYSE under the symbol “BSAQ.”

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 3,294,274 shares of the Issuer’s Class B Ordinary Shares, representing 15.6% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-257517).

Black Spade Sponsor LLC is the record holder of the shares reported herein. There are three managers of the Reporting Person. Each manager has one vote, and the approval of two of the three managers is required to approve an action of the Reporting Person. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Reporting Person. Based upon the foregoing analysis, no individual manager of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

Black Spade Sponsor LLC

By:	/s/ Chi Wai Dennis Tam
Name: Chi Wai Dennis Tam
Title: Authorized Signatory

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